Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-4 of BFC Financial Corporation of our report dated March 31, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for noncontrolling interests discussed in Notes 1 and 39, as to which the date is July 17, 2009, relating to BFC Financial Corporation’s financial statements and the effectiveness of its internal control over financial reporting. We also consent to the references to us under the headings “Experts,” “Selected Historical Consolidated Financial Information of BFC” and “Selected Historical Parent Company Only Financial Information of BFC” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
July 20, 2009